FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
For the month of November
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F   X              Form 40-F ......
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes.......          No    X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

8 November 2016

HSBC HOLDINGS PLC
BASE PROSPECTUS SUPPLEMENT DATED 8 NOVEMBER 2016

A Base Prospectus Supplement dated 8 November 2016 to the Base Prospectus dated 4 March 2016 relating to the Debt Issuance Programme prepared by HSBC Holdings plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.hemscott.com/nsm.do.

To view the Base Prospectus Supplement, please paste the following URL into the address bar of your browser: http://www.hsbc.com/investor-relations/fixed-income-securities/issuance-programmes

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,557bn at 30 September, HSBC is one of the world's largest banking and financial services organisations.

ends/all

 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 08 November 2016